Mark Stephenson currently is an advisor to HydroVirga in Livermore, CA. HV provides highly selective contaminant detection technologies to the water testing markets. Prior to HV, Mark was the area manager for PARC water technologies -- a hydrodynamic separation (HDS) platform with multiple applications from wastewater, process, and produced waters, to algae and other organic separation. A senior water industry veteran, Mark has over 25 years of experience in water treatment, quality, testing, operations, infrastructure, and measurement in the drinking water, wastewater, and industrial water markets.

For the past two years, Mark has led the effort for PARC in China on licensing, technology transfer and collaborative research in various clean technology offerings in water treatment and solar energy production. Those efforts were conducted with Chinese Universities, entrepreneurs, venture capitalists and government entities. Those efforts resulted in revenue to the US through the sale of US and foreign patents, innovation training, collaborative research with US and Chinese scientists and royalties flowing back to the US when these technologies commercialize.

Mark brings to PARC an extensive background in licensing, technology transfer, and joint ventures; operations manufacturing and quality systems; and international sales, marketing, and business development. He has worked for several start-ups at various stages, often joining them to take the founding technology to the next commercial level. Mark has experience commercializing water technologies in several diverse industries, including automotive, fish farming, recreational water, boilers/cooling towers, hemodialysis, chemical sterilants, veterinarian medicine, and environmental remediation.

Before joining PARC, Mark was Vice President of Sales and Marketing for OndaVia, a start-up commercializing NSF-funded technology for measuring water contaminants at parts-per-billion concentration levels. Prior to that, he served as Chief Operating Officer for Microvi Biotech, a provider of clean and waste-free water treatment technologies; as Vice President of Sales and Marketing for the industry leader in analytical testing, Hach Company; and Vice President of Sales at PAX Water Technologies. Mark also served as the CEO for a number of water technology start-ups, including H2O Inc. and Pionetics Corporation.

Mark graduated from Indiana University with a B.S. in Marketing. He began his career in the food business at Nabisco Brands, and started in water test and measurement over two decades ago.